Exhibit 12.1
Ratio of Earnings to Fixed Charges
          Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on our convertible senior subordinated notes.
          For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of income before income taxes and fixed charges. “Fixed charges” consist of interest expense and the portion of rent expense we believe represents the interest component of such rent expense.

	Years ended June 30,
(in thousands, except for ratios)	2005	2006	2007	2008	2009

Fixed charges:
Interest expense	$1,145	$1,939	$1,950	$1,822	$1,238
Portion of rent expense deemed to represent interest	392	262	344	349	792

Total fixed charges	$1,537	$2,201	$2,294	$2,171	$2,030

Earnings:
Net income	$37,985	$13,701	$26,534	$31,100	$54,324
Income taxes	20,347	11,822	11,897	17,688	11,486
Fixed charges	1,537	2,201	2,294	2,171	2,030

Total earnings for computation of ratio	$59,869	$27,724	$40,725	$50,959	$67,840

Ratio of earnings to fixed charges	39.0	12.6	17.8	23.5	33.4